Exhibit 99.1

NOT FOR DISTRIBUTION IN OR INTO OR TO ANY PERSON LOCATED OR RESIDENT IN THE UNITED STATES, ITS TERRITORIES AND POSSESSIONS, ANY STATE OF THE UNITED STATES OR THE DISTRICT OF COLUMBIA OR TO ANY U.S. PERSON

Ferrari Announces Settlement of its Notes offering

Maranello (Italy), 27 May 2020 - Ferrari N.V. (NYSE/MTA: RACE) announces the settlement of the offering, previously announced, of Euro 650 million in aggregate principal amount of 1.500% notes due in May 2025, with an issue price of 98.898% (the “Notes”). The net proceeds of the offering were approximately Euro 641 million after payment of offering and related expenses. The Notes have been admitted to the Official List of Euronext Dublin and to trading on the regulated market of Euronext Dublin.

The prospectus related to the Notes, dated 21 May 2020, was approved by the Central Bank of Ireland and it has been published on the Ferrari N.V. corporate website together with other relevant documents.

Disclaimer

This press release shall not constitute an offer to sell or a solicitation of an offer to buy the Notes or any other securities, and shall not constitute an offer, solicitation or sale in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful. The Notes have not been and will not be registered under the United States Securities Act of 1933 (as amended), and may not be offered, sold, tendered, bought or delivered within the United States or to or for the account or benefit of U.S. persons absent registration or an applicable exemption from registration requirements.

For further information:
tel.: +39 0536 949337
Email: media@ferrari.com
www.ferrari.com

Ferrari N.V.
Amsterdam, the Netherlands
Registered Office:
Via Abetone Inferiore N.4,
I -41053 Maranello, (MO) Italy
Dutch trade register number: 64060977